Exhibit 12.1

Ratio of earnings to fixed charges

	9 months ended Sept 30		Year ended December 31
	2014 IFRS	2013 IFRS	2013 IFRS	2012 IFRS	2011 IFRS	2010 IFRS	2009 Previous GAAP
Precision
Earnings
Pretax income	170,076	133,577	221,538	27,677	240,784	26,190	162,273
Add
Fixed charges (interest)	77,100	65,825	88,516	85,113	69,959	67,570	101,108
Fixed charges (amortized premiums and costs)	2,517	3,392	4,343	4,120	30,386	144,463	43,893
Fixed charges est. interest in rent expense (NOTE 1)	529	529	705	734	514	451	416
Interest on tax settlement	—	—	—	—	—	—	—
Debt amendment fees	—	—	—	149	1,134	—	—

Earnings per Item 503	250,222	203,323	315,102	117,793	342,777	238,674	307,690
Fixed charges	80,146	69,746	93,564	90,116	101,993	212,484	145,417

Ratio of earnings to fixed charges	3.12	2.92	3.37	1.31	3.36	1.12	2.12

NOTE 1 Calculated as:
Rent expense from annual report	8,810	8,810	11,747	12,238	8,563	7,516	6,937

Esimated rent expense	8,810	8,810	11,747	12,238	8,563	7,516	6,937
Assumed interest rate	6%	6%	6%	6%	6%	6%	6%

	529	529	705	734	514	451	416